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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67229

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2015_____ AND ENDING _____12/31/2015_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
_____(No. and Street)_____

New York   NY   10022
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GETTRY MARCUS CPA, P.C.
_____(Name – *if individual, state last, first, middle name*)_____

462 Seventh Avenue   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Sheldon Goldman_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__S. Goldman Advisors, LLC_____ , as
of __December 31,_____ , 20 _15____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME
THIS ____ DAY OF _____ , ____ .
BY _____
                    NOTARY PUBLIC

_____
Notary Public

```
         Signature

_____
Senior Managing Director
         Title
```

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires _____

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

S. GOLDMAN ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Senior Managing Director of S. Goldman Advisors, LLC

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC (a Delaware limited liability company) as of December 31, 2015 and related notes to the financial statements. This financial statement is the responsibility of S. Goldman Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
New York, New York
February 26, 2016

GETTRY MARCUS CPA, P.C.
GETTRYMARCUS.COM

88 Froehlich Farm Blvd., 3rd Floor, Woodbury, New York 11797
3 Park Avenue, 27th Floor, New York, New York 10016
462 Seventh Avenue, 22nd Floor, New York, New York 10018

T 516.364.3390
T 212.684.3399
T 212.302.6000

S. GOLDMAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 414,401
Property and equipment	178,853
Prepaid expenses and other assets	1,048,958
Total Assets	**$ 1,642,212**

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 70,366
Income taxes payable	15,000
Deferred income taxes payable	5,000
Total Liabilities	90,366
Member's equity	1,551,846
Total Liabilities and Member's Equity	**$ 1,642,212**

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT
The accompanying notes are an integral part of these financial statements.

S. GOLDMAN ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority. SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity. SGA will continue indefinitely until terminated.

The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, is the 100% owner of SGA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which SGA acts as underwriter or placement agent. Revenue also includes fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is recorded when the underlying transaction is completed and the income is reasonably determinable. During 2015, 87% of revenues received were from four clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b) Income Taxes

SGA is a single member limited liability company. As such, the member is responsible for income taxes that result from SGA's operations. No provision for income taxes is included in the accompanying financial statements. However, SGA is liable for New York City Unincorporated Business Taxes ("UBT").

The provision (benefit) for UBT consists of the following:

Current	$ (35,000)
Deferred	5,000
	$ (30,000)

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, SGA did not have any unrecognized tax benefits or liabilities. SGA operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

S. GOLDMAN ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2015

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Furniture and fixtures	$ 228,953
Equipment	89,909
Leasehold improvements	270,556
	589,418
Less: accumulated depreciation	410,565
	$ 178,853

Depreciation amounted to $73,849 in 2015.

4. RELATED PARTY TRANSACTIONS

During 2015, SGA received $27,059 from S. Goldman Asset Management LLC ("SGAM"), an affiliated entity, for an unpaid balance of SGAM's allocated share of overhead and administrative costs incurred in 2014. SGA is due to receive an additional $393,617, of which $360,000 was for services provided during 2014, and the remaining $33,617 was for unpaid balance of SGAM's allocated share of overhead and administrative costs incurred in 2015. SGA received payment of the $33,617 in January, 2016.

SGA is due to receive $64,089 from S Goldman Capital LLC ("SGC"), an affiliated entity, for unpaid balance of SGC's allocated share of overhead and administrative costs incurred in 2015.

SGA purchased insurance from Armonia Insurance Co., ("Armonia') an affiliated entity. The $289,380 payment was made in 2015, in respect of 2016.

SGA recognized other income of $575,000 from Armonia, as reimbursement for professional fee expense payment made to Armonia in 2014.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2015, SGA's net capital was $329,035 which was $229,035 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was .26 to 1.

6. COMMITMENTS AND CONTINGENCIES

SGA has a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $25,088 plus escalations. Rent expense totaling approximately $328,102 is charged to the financial statements for the year ended December 31, 2015.

7. PENSION PLANS- 401(K) PLAN

SGA provides a qualified 401(k) defined contribution plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions amounted to $117,310 in 2015.

8. SUBSEQUENT EVENTS

SGA has evaluated and noted no events or transactions that have occurred through February 26, 2016, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT